Exhibit (a)(5)(v)

Excerpt of Q&A relating to the Offer from the Transcript of

BHP Billiton Media Briefing Conference

Wednesday 25 August 2010

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The offer to purchase all of the issued and outstanding common shares of PotashCorp (the “Offer”) is being made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”).

In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc have filed with the Canadian securities regulatory authorities the Offer Materials and have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES MAY BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215, RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com, AND contactus@kingsdaleshareholder.com, RESPECTIVELY.

While the Offer is being made to all holders of PotashCorp common shares, the Offer is not being made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

This document contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror and BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behavior of other market participants. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, PotashCorp or the enlarged BHP Billiton Group following completion of the Offer unless otherwise stated.

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(…)

MR KLOPPERS: (…)

Now, let me touch on our bid for PotashCorp. PotashCorp is the world’s leading integrated fertiliser company, with operations at, or close, to the lowest point in the global cost curve. This acquisition would add further diversification to our portfolio by commodity, by operating geography and by custom, and as such, is wholly consistent with our long-standing strategy. However, let me stress, as always, we will remain disciplined. Let me now open up to questions. Operator, may I have the first question please.

OPERATOR: Thank you. The first question is from John Durie from The Australian. Go ahead, please.

MR J. DURIE: Yes, hi, Marius.

MR KLOPPERS: John.

MR DURIE: Could you take us through the potash bid? I’m not sure I – it seems, on the surface, to be grossly value destructive. Could you just explain why it isn’t that, please?

MR KLOPPERS: John, this asset, the primary assets in that portfolio are long-life, expandable, low-cost assets with embedded growth options. It is a business that we think, given the propensity for people to eat better quality calories, more meat, at later points in the economic cycle, development cycle of those countries, it’s a product that we think will grow. It’s a product where we think the world will need more capacity.

But if we turn a little bit closer to home, we believe that this is a business where we can add significant value by our base in optimisation skills, by the way that we deploy capital across our large assets, and as such, we believe it’s a perfect fit. On our numbers, we believe the bid that is on the table, while full and fair, is at a level where it’s attractive for PotashCorp shareholders, particularly given the cash nature of that bid, but also NPV accretive for our shareholders.

(…)

OPERATOR: Thank you, the next question is from Matt Chambers from The Australian. Go ahead, thank you.

MR CHAMBERS: Hello Marius. Two questions if I could. I just was wondering what the response from your shareholders has been regarding the PotashCorp bid and what they’ve been telling you. And just secondly, again on the Pilbara JV, you spoken of a Plan B to analysts and I’m just wondering what sort of regulatory hurdles, if any, there would be and if you could, sort of expand on how that could work.

MR KLOPPERS: Matt, on the second part of your question, we remain wholly focused on Plan A, which is to try and get the joint venture completed. There’s nothing else that is concrete around anything else, so that’s unfortunately the only thing that I can talk about today. In terms

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of our shareholders, really today with our results announcement marks the first material opportunity for us on a broad ranging basis to engage our own shareholders about our results, our plans and obviously PotashCorp. So in reality, over the next couple of weeks as our roadshow unfolds across four continents, I’m sure we will get feedback but to date there’s probably nothing that I can add at this moment in time.

OPERATOR: Thank you, the next question is from Sonali Paul, from Reuters. Go ahead, please.

MS S. PAUL: Hi Marius, two questions. How do you see the mining tax shaping up with all the political uncertainty here in Australia? And the second question is, are you willing to take on your shareholders or have to seek approval from your shareholders for a PotashCorp takeover?

MR KLOPPERS: On the mining tax we were in a position where we could comment on the previous RSPT and out of that came the MRRT. Those discussions were held with the government of the day. That is obviously still the government today in Australia. Our intention would be to honour our commitments. Obviously should the government change we’ve noted, but don’t have any additional comment, on the fact that the opposition has indicated that they will not be pursuing the modified MRRT. On the shareholders’ approval, there is only one bid on the table for PotashCorp. I note with interest all of the media activity around potential other parties that could bid or would bid, but there is only one bid on the table today, and that bid as it is structured currently is not subject to the approval of our shareholders, though I do note that obviously we will be getting – over the course of the next couple of weeks, a very extensive set of input on that transaction and other aspects of our business.

(…)

OPERATOR: Thank you. The next question is from Paul Garvey, from The Financial Review. Go ahead, please.

MR J. GARVEY: Hi there, Marius. What’s your message to the shareholders out there who may be a little bit frustrated by the ongoing lack of a share buy back here, or a more aggressive uplift in the dividend?

MR KLOPPERS: Paul, our dividend has grown by over 20 per cent a year since the company was – on a cumulative growth rate – average growth rate since the company was put together in its current form. If you go and examine our dividend, dividend growth as well as the buy backs that we’ve done, I think an examination will show that over the last decade our overall cash returns dwarf any other player in the industry. So there is long track record, and today we are obviously continuing that, of increasing dividends and returning surplus cash to the shareholders.

But I should stress that our strategy has always, since the inception of the company in its current form, been the same from a cash perspective which is in the first instance is to generate those cash flows from low cost assets profitable throughout the cycle; to take those cash flows and reinvest them in projects that generate net benefit and returns to shareholders; to maintain

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our balance sheet at a strong single A credit rating; to grow our progressive dividend, and then beyond that there is obviously opportunistic M&A and cash returns – additional cash returns.

What I do want to stress today is that the bid that we’ve got on the table for PotashCorp is something which will generate options for this company, will be long term value accretive for shareholders, falls within this core skills set of the company, and the assets that we would be acquiring look very much like the current suite of tier 1 assets that we’ve got. So that probably would summarise, you know, my take on the various dimensions in that question.

OPERATOR: Thank you. The next question is from Rebecca Keenan from Bloomberg News. Go ahead please.

MS R. KEENAN: Hi, Marius. Just wanted to go over a couple of points that you’ve already made. Have you actually met with Potash’s CEO against its initial visit in Chicago, or just outside of Chicago, and given that they’re around – saying that they’re trying to talk to other people about other potential bids, just wondering what effort you’re making to actually speak with them again?

MR KLOPPERS: Rebecca, we don’t normally comment on travel plans and so on. I think it’s – I’m not giving much away if I say that it’s pretty public knowledge that we had a long-standing board meeting scheduled in Melbourne last week during which PotashCorp’s rejection of our bid became public or our proposal became public and from there, basically, I’m here in London today presenting results. There hasn’t been a whole lot of time to do anything else in between. But probably if you ask that question next time, I’m going to say that I can’t really comment on travel plans and meetings and so on, on something which has got a little while to run and is ahead of us.

OPERATOR: Thank you. The next question is from Alex MacDonald from Dow Jones. Go ahead please.

MR A. MacDONALD: Good morning. I was wondering if – have you taken any steps to maybe buy options to protect yourself in case a company builds a minority stake in PotashCorp? And, are you concerned about a company building a minority stake?

MR KLOPPERS: Alex, we’ve disclosed that we don’t hold any equity or option to any other instruments in PotashCorp’s common equity at this stage. As to other companies, I mean, I really can’t comment on the speculation of any other bidder appearing here. We don’t have any equity in PotashCorp at this moment in time.

(…)

OPERATOR: Thank you. The next question is from Tony Boyd from the Financial Review. Go ahead please.

MR T. BOYD: Thank you, Marius. There’s been some very interesting things written about your bid and great article in the Economist this week, which raises the question – is this a career defining transaction for you? Really, is your job on the line with this PotashCorp takeover?

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MR KLOPPERS: I hope my shareholders consider that my job is on the line if we do an acquisition purely for the sake of doing an acquisition. We endeavour on many, many things, some of them very long dated, some of them shorter dated, and others which ultimately produce no result. What I can tell you is that I will be as disciplined on this bid as I’ve been on every other endeavour that we’ve been on, because ultimately the shareholders own this company and it’s my job to create more value for them, not to do anything – any one thing at any cost. So we think we’ve had great success on a variety of things that we’ve had to work on over the last couple of years but that doesn’t change our basic instinct embedded deeply in our culture not to do things that are not value accretive, and this bid is no different.

(…)

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